 Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross extends exchange offer for US$500 million in 5.95%
Senior Notes

Toronto, Ontario, January 20, 2015 – Kinross Gold Corporation (TSX: K; NYSE: KGC) (the “Company”) today announced it is extending until January 23, 2015 its offer to exchange up to US$500 million principal amount of its 5.95% Senior Notes due 2024, which have been registered under the Securities Act of 1933 (the "New Notes"), for all of its outstanding unregistered 5.95% Senior Notes due 2024 (the "Old Notes").

The exchange offer of New Notes for Old Notes, which was originally set to expire at 5 p.m. EST on January 19, 2015, will now expire at 5 p.m. EST, on January 23, 2015, unless further extended.

The Company, together with the guarantors, have filed a registration statement to register the New Notes under the Securities Act of 1933. The exchange offers are being made upon the terms and subject to the conditions set forth in a prospectus dated December 16, 2014.

As of 5 p.m., EST, on January 19, 2015, US$497,935,000 principal amount of the Old Notes has been tendered and not withdrawn.

The Exchange Agent for the exchange offer is Wells Fargo Bank, N.A.

A registration statement (including a prospectus) for the offering to which this communication relates has been filed with the Securities and Exchange Commission (“SEC”). Before investing in the New Notes, please read the prospectus in the registration statement and other documents the Company has filed for the offering with the SEC. These documents are available without charge through EDGAR on the SEC website at www.sec.gov.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell
Director, Corporate Communications
phone:  647-788-4179
andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

www.kinross.com